NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

JUN 2 3 2008
OFFICE OF INVESTOR EDUCATION AND ADVOCACY

FILE No. 82-4749

SEC Mail Processing Section
JUN 2 0 2008
Washington, DC
101

[redacted]

08004184

June 12, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated June 12, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

PROCESSED
AUG 1 2 2008
THOMSON REUTERS

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **JUNE 12, 2008**

News Release: **08-8** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI DISCOVERS WIDE SPREAD NICKEL SULPHIDE MINERALIZATION AT TAYLOR BROOK WITH HIGH GRADE INTERVALS INCLUDING 6.1% NICKEL OVER 0.25 METERS AND 4.0% NICKEL OVER 0.25 METERS

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that the 2008 drill program at the Taylor Brook nickel-copper-cobalt property in Newfoundland is complete, and assay results have been received. A total of 1430.8 meters were drilled in 9 holes, all targeting geophysical conductors. The drill program has been extremely successful in discovering sulfide zones, identifying new areas of nickel-copper mineralization, and outlining a new highly prospective emerging nickel district.

A summary of all of the significant drill hole intercepts is presented in the table below. Holes 08TB-09 and 10 tested a 225 meter long airborne geophysical conductor located immediately south of the Layden showing, Hole 08TB-10 was drilled below the mineralized zone encountered in hole 08TB-09 (released previously) and intersected the zone approximately 60 meters deeper. Hole 08TB-10 returned 1.35% nickel, 0.32% copper, and 0.023% cobalt over a core length of 1.45 meters from 95.95 to 97.4 meters depth in the hole. As previously released (see news release 08-07), hole 08TB-09 intersected 1.71% nickel, 0.13% copper, and 0.028% cobalt over a core length of 4.15 meters, from 42 to 46.15 meters depth in the hole, including 4.5% nickel, 0.16% copper, and 0.073% cobalt over a core length of 0.95 meters, and 4.7% nickel, 0.17% copper, and 0.071% cobalt over a core length of 0.3 meters. Based on these two intercepts the mineralized zone is interpreted to be subvertical to steeply northeast dipping.

Holes 08TB-11 and 08TB-12 intersected thick sections of post mineral dikes and did not intersect the target sulfide zone. Hole 08TB-13 targeted a modeled off-hole conductor identified during the Crone PEM (pulse electromagnetic) down hole survey of hole 07TB-04. The hole did not intersect massive sulfides and the off-hole conductor identified in the survey remains unexplained.

Hole 08TB-14 tested a 170 meter by 90 meter airborne geophysical conductor located 210 meters north of the Layden showing. The hole intersected favorable host rocks and a 1 meter interval containing 0.34% Ni, 0.14% Cu, and 0.048% Co, from 132.75 to 133.75 meters depth. Hole 08TB-15 tested an airborne geophysical conductor located northwest of the Layden showing. The hole intersected a zone of barren pyrite hosted in felsic garnet paragneiss. Hole 08TB-16 targeted a 200 meter by 200 meter bulls eye shaped airborne conductor located 750 meters west of the Layden showing. The hole encountered favorable host rocks and a 4.2 meter zone averaging 0.25% Cu, 0.03% Ni and 0.008% Co, from 86.6 to 90.8 meters depth, including a 1 meter zone with 0.54% Cu, 0.06% Ni, and 0.008% Co.

Hole 08TB-17 was the last hole of the program and directly tested the Layden showing. The hole intersected a 4.25 meter zone averaging 1.63% Ni, 0.36% Cu, and 0.027% Co from 0 to 4.25 meters depth. Included in this interval is 0.25 meters with 4.0% Ni, 1.86% Cu, and 0.051% Co, and another 0.25 meters with 6.1% Ni, 0.17% Cu, and 0.111% Co.

The company is extremely pleased with the results of the 2008 drill program. Five separate occurrences of sulfides have been intersected in the 2008 drilling and four of the five sulfide zones contain Ni-Cu-Co mineralization associated with mafic to ultramafic host rocks. The four zones of Ni-Cu-Co mineralization occur within an area exceeding 300 meters by 800 meters, and all four zones remain open for expansion and delineation.

All of the airborne geophysical conductors drill tested during this program contained sulfides. The excellent correlation between airborne geophysical conductors and sulfide bodies provides a valuable exploration technique for the property and the district. The property contains two additional airborne geophysical conductors which have not yet been drill tested. Given the success of the present drilling program and the usefulness of airborne geophysics in sulfide target detection, the company has staked an additional 1024 claims (25,600 hectares) surrounding the Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt. The company is currently evaluating numerous options to advance the project by further delineating the new discoveries and exploring for new high grade nickel occurrences within the large land position.

Summary of significant drill intercepts from the 2008 drill program - Taylor Brook

Drill Hole	From (m)	To (m)	Width (m)*	Ni (%)	Cu (%)	Co (%)	Description
08TB-09	42.0	46.15	4.15	1.71	0.13	0.028	Mafic and felsic gneiss, sulfides
including	42.6	42.9	0.3	4.7	0.17	0.071	50% sulfides, biotite and pyroxene
including	43.4	44.35	0.95	4.5	0.16	0.073	Massive sulfide breccia
08TB-10	95.95	97.4	1.45	1.35	0.32	0.023	Sulfides and felsic gneiss
08TB-14	132.75	133.75	1	0.34	0.14	0.048	Mafic intrusion with sulfide zones
and	137.3	138.3	1	0.09	0.15	0.022	Mafic intrusion with sulfide zones
08TB-16	86.6	90.8	4.2	0.03	0.25	0.008	Mafic intrusion with sulfide zones
including	89.3	90.3	1	0.06	0.54	0.008	Mafic intrusion with sulfide zones
08TB-17	0	4.25	4.25	1.63	0.36	0.027	Mafic intrusion with sulfide zones
including	0.2	0.45	0.25	4.0	1.86	0.051	Mafic intrusion 15% sulfides
including	4.0	4.25	0.25	6.1	0.17	0.111	Massive sulfide breccia

*The true widths of the mineralized intercepts are interpreted to be between 70 and 95% of the core intercepts. The true width for the intercept in hole 08B-10 is interpreted to be about 50% of the core intercept.

Core samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All nickel values greater than 1100 parts per million were re-assayed using a nitric and hydrochloric acid digestion that extracts nickel only from sulfide mineralization and not from nickel silicate minerals. Duplicate samples, blanks, and standards are included with select sample batches and then checked to ensure proper quality assurance and quality control (QA/QC). Several samples have been sent for Pt and Pd analyses and the results are still pending.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. An updated description of the Taylor Brook project will be available on our website (www.naminco.ca) shortly.

The drill program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.
Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.


Taylor Brook Drill Hole Location Map
Northern Abitibi Mining Corp.
Taylor Brook Project, Newfoundland
News Release 08-8
08TB-16
Drill hole collar and hole number
0 50 100
meters
Projection NAD 27 zone 21
N
W
E
S
483000 mE
483200 mE
483400 mE
483600 mE
483800 mE
5498200mN
5498000mN
5497800mN
Upper Humber River
Road
Layden Showing
08TB-16
0.25% Cu over 4.2m, including 0.54% Cu over 1m
08TB-15
08TB-14
0.34% Ni, 0.14% Cu, and 0.048% Co over 1m
07TB-08
07TB-07
07TB-06
07TB-05
07TB-04
07TB-03
07TB-02
07TB-01
08TB-13
08TB-17
1.63% Ni, 0.36% Cu,0.027% Co over 4.25m, including 4% Ni and 1.86% Cu over 0.25m and 6.1% Ni and 0.17% Cu over 0.25m
08TB-11
08TB-12
Hole 10, 1.35% Ni, 0.32% Cu and 0.023% Co over 1.45m
08TB-09
08TB-10
Hole 9, 1.71% Ni, 0.13% Cu and 0.028% Co over 4.15m, including 4.7% Ni over 0.3m and 4.5% Ni over 0.95m

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JUNE 12, 2008**

News Release: **08-8** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI DISCOVERS WIDE SPREAD NICKEL SULPHIDE MINERALIZATION AT TAYLOR BROOK WITH HIGH GRADE INTERVALS INCLUDING 6.1% NICKEL OVER 0.25 METERS AND 4.0% NICKEL OVER 0.25 METERS

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that the 2008 drill program at the Taylor Brook nickel-copper-cobalt property in Newfoundland is complete, and assay results have been received. A total of 1430.8 meters were drilled in 9 holes, all targeting geophysical conductors. The drill program has been extremely successful in discovering sulfide zones, identifying new areas of nickel-copper mineralization, and outlining a new highly prospective emerging nickel district.

A summary of all of the significant drill hole intercepts is presented in the table below. Holes 08TB-09 and 10 tested a 225 meter long airborne geophysical conductor located immediately south of the Layden showing. Hole 08TB-10 was drilled below the mineralized zone encountered in hole 08TB-09 (released previously) and intersected the zone approximately 60 meters deeper. Hole 08TB-10 returned 1.35% nickel, 0.32% copper, and 0.023% cobalt over a core length of 1.45 meters from 95.95 to 97.4 meters depth in the hole. As previously released (see news release 08-07), hole 08TB-09 intersected 1.71% nickel, 0.13% copper, and 0.028% cobalt over a core length of 4.15 meters, from 42 to 46.15 meters depth in the hole, including 4.5% nickel, 0.16% copper, and 0.073% cobalt over a core length of 0.95 meters, and 4.7% nickel, 0.17% copper, and 0.071% cobalt over a core length of 0.3 meters. Based on these two intercepts the mineralized zone is interpreted to be subvertical to steeply northeast dipping.

Holes 08TB-11 and 08TB-12 intersected thick sections of post mineral dikes and did not intersect the target sulfide zone. Hole 08TB-13 targeted a modeled off-hole conductor identified during the Crone PEM (pulse electromagnetic) down hole survey of hole 07TB-04. The hole did not intersect massive sulfides and the off-hole conductor identified in the survey remains unexplained.

Hole 08TB-14 tested a 170 meter by 90 meter airborne geophysical conductor located 210 meters north of the Layden showing. The hole intersected favorable host rocks and a 1 meter interval containing 0.34% Ni, 0.14% Cu, and 0.048% Co, from 132.75 to 133.75 meters depth. Hole 08TB-15 tested an airborne geophysical conductor located northwest of the Layden showing. The hole intersected a zone of barren pyrite hosted in felsic garnet paragneiss. Hole 08TB-16 targeted a 200 meter by 200 meter bulls eye shaped airborne conductor located 750 meters west of the Layden showing. The hole encountered favorable host rocks and a 4.2 meter zone averaging 0.25% Cu, 0.03% Ni and 0.008% Co, from 86.6 to 90.8 meters depth, including a 1 meter zone with 0.54% Cu, 0.06% Ni, and 0.008% Co.

Hole 08TB-17 was the last hole of the program and directly tested the Layden showing. The hole intersected a 4.25 meter zone averaging 1.63% Ni, 0.36% Cu, and 0.027% Co from 0 to 4.25 meters depth. Included in this interval is 0.25 meters with 4.0% Ni, 1.86% Cu, and 0.051% Co, and another 0.25 meters with 6.1% Ni, 0.17% Cu, and 0.111% Co.

The company is extremely pleased with the results of the 2008 drill program. Five separate occurrences of sulfides have been intersected in the 2008 drilling and four of the five sulfide zones contain Ni-Cu-Co mineralization associated with mafic to ultramafic host rocks. The four zones of Ni-Cu-Co mineralization occur within an area exceeding 300 meters by 800 meters, and all four zones remain open for expansion and delineation.

All of the airborne geophysical conductors drill tested during this program contained sulfides. The excellent correlation between airborne geophysical conductors and sulfide bodies provides a valuable exploration technique for the property and the district. The property contains two additional airborne geophysical conductors which have not yet been drill tested. Given the success of the present drilling program and the usefulness of airborne geophysics in sulfide target detection, the company has staked an additional 1024 claims (25,600 hectares) surrounding the Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt. The company is currently evaluating numerous options to advance the project by further delineating the new discoveries and exploring for new high grade nickel occurrences within the large land position.

Summary of significant drill intercepts from the 2008 drill program - Taylor Brook

Drill Hole	From (m)	To (m)	Width (m)*	Ni (%)	Cu (%)	Co (%)	Description
08TB-09	42.0	46.15	4.15	1.71	0.13	0.028	Mafic and felsic gneiss, sulfides
including	42.6	42.9	0.3	4.7	0.17	0.071	50% sulfides, biotite and pyroxene
including	43.4	44.35	0.95	4.5	0.16	0.073	Massive sulfide breccia
08TB-10	95.95	97.4	1.45	1.35	0.32	0.023	Sulfides and felsic gneiss
08TB-14	132.75	133.75	1	0.34	0.14	0.048	Mafic intrusion with sulfide zones
and	137.3	138.3	1	0.09	0.15	0.022	Mafic intrusion with sulfide zones
08TB-16	86.6	90.8	4.2	0.03	0.25	0.008	Mafic intrusion with sulfide zones
including	89.3	90.3	1	0.06	0.54	0.008	Mafic intrusion with sulfide zones
08TB-17	0	4.25	4.25	1.63	0.36	0.027	Mafic intrusion with sulfide zones
including	0.2	0.45	0.25	4.0	1.86	0.051	Mafic intrusion 15% sulfides
including	4.0	4.25	0.25	6.1	0.17	0.111	Massive sulfide breccia

*The true widths of the mineralized intercepts are interpreted to be between 70 and 95% of the core intercepts. The true width for the intercept in hole 08B-10 is interpreted to be about 50% of the core intercept.

Core samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All nickel values greater than 1100 parts per million were re-assayed using a nitric and hydrochloric acid digestion that extracts nickel only from sulfide mineralization and not from nickel silicate minerals. Duplicate samples, blanks, and standards are included with select sample batches and then checked to ensure proper quality assurance and quality control (QA/QC). Several samples have been sent for Pt and Pd analyses and the results are still pending.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. An updated description of the Taylor Brook project will be available on our website (www.naminco.ca) shortly.

The drill program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.
Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director


Taylor Brook Drill Hole Location Map
Northern Abitibi Mining Corp.
Taylor Brook Project, Newfoundland
News Release 08-8
08TB-16
Drill hole collar and hole number
0 50 100
meters
N
W
E
S
Projection NAD 27 zone 21
483000 mE
483200 mE
483400 mE
483600 mE
483800 mE
5498200mN
5498000mN
5497800mN
Upper Humber River
Road
Layden Showing
08TB-16
08TB-15
08TB-14
08TB-13
08TB-17
08TB-11
08TB-12
08TB-09
08TB-10
07TB-08
07TB-07
07TB-06
07TB-05
07TB-04
07TB-03
07TB-02
07TB-01
0.25% Cu over 4.2m, including 0.54% Cu over 1m
0.34% Ni, 0.14% Cu, and 0.048% Co over 1m
1.63% Ni, 0.36% Cu,0.027% Co over 4.25m, including 4% Ni and 1.86% Cu over 0.25m and 6.1% Ni and 0.17% Cu over 0.25m
Hole 10, 1.35% Ni, 0.32% Cu and 0.023% Co over 1.45m
Hole 9, 1.71% Ni, 0.13% Cu and 0.028% Co over 4.15m, including 4.7% Ni over 0.3m and 4.5% Ni over 0.95m

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **JUNE 12, 2008**

News Release: **08-8** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI DISCOVERS WIDE SPREAD NICKEL SULPHIDE MINERALIZATION AT TAYLOR BROOK WITH HIGH GRADE INTERVALS INCLUDING 6.1% NICKEL OVER 0.25 METERS AND 4.0% NICKEL OVER 0.25 METERS

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that the 2008 drill program at the Taylor Brook nickel-copper-cobalt property in Newfoundland is complete, and assay results have been received. A total of 1430.8 meters were drilled in 9 holes, all targeting geophysical conductors. The drill program has been extremely successful in discovering sulfide zones, identifying new areas of nickel-copper mineralization, and outlining a new highly prospective emerging nickel district.

A summary of all of the significant drill hole intercepts is presented in the table below. Holes 08TB-09 and 10 tested a 225 meter long airborne geophysical conductor located immediately south of the Layden showing, Hole 08TB-10 was drilled below the mineralized zone encountered in hole 08TB-09 (released previously) and intersected the zone approximately 60 meters deeper. Hole 08TB-10 returned 1.35% nickel, 0.32% copper, and 0.023% cobalt over a core length of 1.45 meters from 95.95 to 97.4 meters depth in the hole. As previously released (see news release 08-07), hole 08TB-09 intersected 1.71% nickel, 0.13% copper, and 0.028% cobalt over a core length of 4.15 meters, from 42 to 46.15 meters depth in the hole, including 4.5% nickel, 0.16% copper, and 0.073% cobalt over a core length of 0.95 meters, and 4.7% nickel, 0.17% copper, and 0.071% cobalt over a core length of 0.3 meters. Based on these two intercepts the mineralized zone is interpreted to be subvertical to steeply northeast dipping.

Holes 08TB-11 and 08TB-12 intersected thick sections of post mineral dikes and did not intersect the target sulfide zone. Hole 08TB-13 targeted a modeled off-hole conductor identified during the Crone PEM (pulse electromagnetic) down hole survey of hole 07TB-04. The hole did not intersect massive sulfides and the off-hole conductor identified in the survey remains unexplained.

Hole 08TB-14 tested a 170 meter by 90 meter airborne geophysical conductor located 210 meters north of the Layden showing. The hole intersected favorable host rocks and a 1 meter interval containing 0.34% Ni, 0.14% Cu, and 0.048% Co, from 132.75 to 133.75 meters depth. Hole 08TB-15 tested an airborne geophysical conductor located northwest of the Layden showing. The hole intersected a zone of barren pyrite hosted in felsic garnet paragneiss. Hole 08TB-16 targeted a 200 meter by 200 meter bulls eye shaped airborne conductor located 750 meters west of the Layden showing. The hole encountered favorable host rocks and a 4.2 meter zone averaging 0.25% Cu, 0.03% Ni and 0.008% Co, from 86.6 to 90.8 meters depth, including a 1 meter zone with 0.54% Cu, 0.06% Ni, and 0.008% Co.

Hole 08TB-17 was the last hole of the program and directly tested the Layden showing. The hole intersected a 4.25 meter zone averaging 1.63% Ni, 0.36% Cu, and 0.027% Co from 0 to 4.25 meters depth. Included in this interval is 0.25 meters with 4.0% Ni, 1.86% Cu, and 0.051% Co, and another 0.25 meters with 6.1% Ni, 0.17% Cu, and 0.111% Co.

The company is extremely pleased with the results of the 2008 drill program. Five separate occurrences of sulfides have been intersected in the 2008 drilling and four of the five sulfide zones contain Ni-Cu-Co mineralization associated with mafic to ultramafic host rocks. The four zones of Ni-Cu-Co mineralization occur within an area exceeding 300 meters by 800 meters, and all four zones remain open for expansion and delineation.

All of the airborne geophysical conductors drill tested during this program contained sulfides. The excellent correlation between airborne geophysical conductors and sulfide bodies provides a valuable exploration technique for the property and the district. The property contains two additional airborne geophysical conductors which have not yet been drill tested. Given the success of the present drilling program and the usefulness of airborne geophysics in sulfide target detection, the company has staked an additional 1024 claims (25,600 hectares) surrounding the Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt. The company is currently evaluating numerous options to advance the project by further delineating the new discoveries and exploring for new high grade nickel occurrences within the large land position.

Summary of significant drill intercepts from the 2008 drill program - Taylor Brook

Drill Hole	From (m)	To (m)	Width (m)*	Ni (%)	Cu (%)	Co (%)	Description
08TB-09	42.0	46.15	4.15	1.71	0.13	0.028	Mafic and felsic gneiss, sulfides
including	42.6	42.9	0.3	4.7	0.17	0.071	50% sulfides, biotite and pyroxene
including	43.4	44.35	0.95	4.5	0.16	0.073	Massive sulfide breccia
08TB-10	95.95	97.4	1.45	1.35	0.32	0.023	Sulfides and felsic gneiss
08TB-14	132.75	133.75	1	0.34	0.14	0.048	Mafic intrusion with sulfide zones
and	137.3	138.3	1	0.09	0.15	0.022	Mafic intrusion with sulfide zones
08TB-16	86.6	90.8	4.2	0.03	0.25	0.008	Mafic intrusion with sulfide zones
including	89.3	90.3	1	0.06	0.54	0.008	Mafic intrusion with sulfide zones
08TB-17	0	4.25	4.25	1.63	0.36	0.027	Mafic intrusion with sulfide zones
including	0.2	0.45	0.25	4.0	1.86	0.051	Mafic intrusion 15% sulfides
including	4.0	4.25	0.25	6.1	0.17	0.111	Massive sulfide breccia

*The true widths of the mineralized intercepts are interpreted to be between 70 and 95% of the core intercepts. The true width for the intercept in hole 08B-10 is interpreted to be about 50% of the core intercept.

Core samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All nickel values greater than 1100 parts per million were re-assayed using a nitric and hydrochloric acid digestion that extracts nickel only from sulfide mineralization and not from nickel silicate minerals. Duplicate samples, blanks, and standards are included with select sample batches and then checked to ensure proper quality assurance and quality control (QA/QC). Several samples have been sent for Pt and Pd analyses and the results are still pending.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. An updated description of the Taylor Brook project will be available on our website (www.naminco.ca) shortly.

The drill program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.
Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.


483000 mE
483200 mE
483400 mE
483600 mE
483800 mE
5498200mN
5498000mN
5497800mN
Upper Humber River
Road
08TB-16
0.25% Cu over 4.2m, including 0.54% Cu over 1m
08TB-15
08TB-14
0.34% Ni, 0.14% Cu, and 0.048% Co over 1m
Layden Showing
07TB-08
07TB-07
07TB-06
07TB-05
07TB-04
07TB-03
07TB-02
07TB-01
08TB-13
08TB-17
1.63% Ni, 0.36% Cu,0.027% Co over 4.25m, including 4% Ni and 1.86% Cu over 0.25m and 6.1% Ni and 0.17% Cu over 0.25m
08TB-11
08TB-12
Hole 10, 1.35% Ni, 0.32% Cu and 0.023% Co over 1.45m
08TB-09
08TB-10
Hole 9, 1.71% Ni, 0.13% Cu and 0.028% Co over 4.15m, including 4.7% Ni over 0.3m and 4.5% Ni over 0.95m
Taylor Brook Drill Hole Location Map
Northern Abitibi Mining Corp.
Taylor Brook Project, Newfoundland
News Release 08-8
08TB-16
Drill hole collar and hole number
0 50 100
meters
N
W
E
S
Projection NAD 27 zone 21

END